SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

January 30, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CĪON Investment Corporation
Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of CĪON Investment Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) a post-effective amendment to the Company’s registration statement on Form N-2 (File No. 333-178646) (the “Registration Statement”) on January 30, 2013 for the registration of 100,000,000 shares of our common stock, par value $0.001 per share (the “Shares”). The Registration Statement relates to the continuous offering of the Company’s Shares in reliance on Rule 415 under the Securities Act and was declared effective by the staff of the U.S. Securities and Exchange Commission (the “SEC”) on July 2, 2012. The Company is not registering any additional securities through this post-effective amendment to the Registration Statement.

The Company respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s Registration Statement declared effective on July 2, 2012, except for the updating of financial information and certain other data.

Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.

Sincerely,

/s/ Cynthia M. Krus